# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AtlasClear Holdings, Inc., CIK 0001963088
CUSIP: 128745106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2203 Lois Ave., Ste. 814, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-027272
Filed by CIK 0001423905

## Reporting persons
- Chardan Quantum LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,510; shared voting power 0; sole dispositive power 20,510; shared dispositive power 0; aggregate amount beneficially owned 20,510 (5% of the class)
  Comment: 1. The amounts reported in rows 5, 7 and 9 above consist of 20,510 shares of Common Stock issuable upon exercise of warrants held by Chardan Quantum LLC (the "Private Warrants"). The Private Warrants are currently exercisable for a total of 20,510 shares of Common Stock and contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Stock outstanding immediately after giving effect to such exercise. As of the close of business on February 13, 2025, these blocking provisions did not limit the exercise of the Private Warrants.
  
  2. Percentage ownership is calculated based on (i) 387,920 shares of Common Stock outstanding as of December 31, 2024, which equals 23,275,171 shares of Comon Stock outstanding as of November 15, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2024 as adjusted for the 1-for-60 reverse stock split effected on December 31, 2024, plus (ii) 20,510 shares of Common Stock underlying the Private Warrants within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.
- Chardan Capital Markets LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 22,545; shared voting power 0; sole dispositive power 22,545; shared dispositive power 0; aggregate amount beneficially owned 22,545 (5.5% of the class)
  Comment: 1. The amounts reported in rows 5, 7 and 9 above consist of approximately 22,545 shares of Common Stock issuable upon conversion of an amended and restated convertible promissory note held by Chardan Capital Markets, LLC (the "Chardan Note"), based on an assumed conversion price of $3.1982 which is 95% of the VWAP of the Common Stock pre-market on February 12, 2025. The Chardan Note is convertible at the election of the holder at a conversion price equal to 95% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date. The Chardan Note contains provisions preventing its conversion to the extent that such conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Stock outstanding immediately after giving effect to such conversion. As of the close of business on February 13, 2025, these blocking provisions limited the exercise of the Chardan Note.
  
  2. Percentage ownership is calculated based on (i) 387,920 shares of Common Stock outstanding as of December 31, 2024, which equals 23,275,171 shares of Comon Stock outstanding as of November 15, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2024 as adjusted for the 1-for-60 reverse stock split effected on December 31, 2024, plus (ii) approximately 22,545 shares of Common Stock underlying the Chardan Note that are convertible within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.
- Jonas Grossman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 43,056; shared voting power 0; sole dispositive power 43,056; shared dispositive power 0; aggregate amount beneficially owned 43,056 (9.9% of the class)
  Comment: 1. The amounts reported in rows 5, 7 and 9 consist of (i) 20,510 of the shares of Common Stock issuable upon exercise of Private Warrants and (ii) approximately 22,545 shares of Common Stock issuable upon conversion of the Chardan Note, based on an assumed conversion price of $3.1982, which is 95% of the VWAP of the Common Stock pre-market on February 12, 2025. The Chardan Note is convertible at the election of the holder at a conversion price equal to 95% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date. The Private Warrants and Chardan Note are currently exercisable/convertible and contain provisions preventing their exercise or conversion to the extent that such exercise or conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Stock outstanding immediately after giving effect to such exercise or conversion. As of the close of business on February 13, 2025, these blocking provisions limited the exercise of the Private Warrants or the Chardan Note.
  
  2. Percentage ownership is calculated based on (i) 387,920 shares of Common Stock outstanding as of December 31, 2024, which equals 23,275,171 shares of Comon Stock outstanding as of November 15, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2024 as adjusted for the 1-for-60 reverse stock split effected on December 31, 2024, (ii) 20,510 shares of Common Stock underlying the Private Warrants exercisable within 60 days of this Statement and (iii) approximately 22,545 shares of Common Stock issuable upon the conversion of the Chardan Note within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.
- Steven Urbach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 22,545; shared voting power 0; sole dispositive power 22,545; shared dispositive power 0; aggregate amount beneficially owned 22,545 (5.5% of the class)
  Comment: 1. The amounts reported in rows 5, 7 and 9 consist of approximately 22,545 shares of Common Stock issuable upon conversion of the Chardan Note, based on an assumed conversion price of $3.1982, which is 95% of the VWAP of the Common Stock pre-market on February 12, 2025. The Chardan Note is convertible at the election of the holder at a conversion price equal to 95% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date. The Chardan Note contains provisions preventing its conversion to the extent that such conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Stock outstanding immediately after giving effect to such conversion. As of the close of business on February 13, 2025, these blocking provisions limited the exercise of the Chardan Note.
  
  2. Percentage ownership is calculated based on 387,920 shares of Common Stock outstanding as of December 31, 2024, which equals 23,275,171 shares of Comon Stock outstanding as of November 15, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2024 as adjusted for the 1-for-60 reverse stock split effected on December 31, 2024, plus (ii) approximately 22,545 shares of Common Stock underlying the Chardan Note that are convertible within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.
- Kerry Propper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 1. In October 2024, Kerry Propper executed a letter agreement to which Mr. Propper agreed not to exercise any voting or investment discretion with respect to any publicly traded companies held by CCM. As a result, Mr. Propper shall cease to be a reporting person immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.
  
  2. Percentage ownership is calculated based on 387,920 shares of Common Stock outstanding as of December 31, 2024, which equals 23,275,171 shares of Comon Stock outstanding as of November 15, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2024 as adjusted for the 1-for-60 reverse stock split effected on December 31, 2024.

## Item 1. Issuer
Name of issuer: AtlasClear Holdings, Inc.
Address of issuer's principal executive offices: 2203 Lois Ave., Ste. 814 Tampa, FL, 33607

## Item 2. Person Filing
Name of person filing:
This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
(i) Chardan Quantum LLC, a Delaware limited liability company ("Chardan Quantum");
(ii) Chardan Capital Markets LLC, a New York limited liability company ("CCM");
(iii) Mr. Jonas Grossman ("Mr. Grossman"), a citizen of the United States of America, managing member of Chardan Quantum and a member of CCM;
(iv) Mr. Steven Urbach ("Mr. Urbach"), a citizen of the United States of America and a member of CCM; and
(v) Mr. Kerry Propper ("Mr. Propper"), a citizen of the United States of America and a member of CCM.
Address of principal business office or, if none, residence: The principal business address of each of Chardan Quantum and Mr. Grossman is 1 East Putman Avenue, 4th Floor, Greenwich, CT 06830. The principal business address of each of CCM, Mr. Urbach and Mr. Propper is One Pennsylvania Plaza, Suite 4800, New York, New York 10119
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The shares reported in this Schedule 13G consist of (i) 20,510 of the shares of Common Stock issuable upon exercise of Private Warrants and (ii) approximately 22,545 of the shares of Common Stock issuable upon conversion of the Chardan Note, based on an assumed conversion price of $3.1982, which is 95% of the VWAP of the Common Stock pre-market on February 12, 2025. The Chardan Note is convertible at the election of the holder at a conversion price equal to 95% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date. The Private Warrants and Chardan Note are currently exercisable/convertible and contain provisions preventing their exercise or conversion to the extent that such exercise or conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Stock outstanding immediately after giving effect to such exercise or conversion. As of the close of business on February 13, 2025, these blocking provisions limited the exercise of the Private Warrants or the Chardan Note. Mr. Grossman, as managing member of Chardan Quantum, may be deemed to beneficially own the shares (including shares underlying Private Warrants) held directly by Chardan Quantum, representing 5.0% of the Issuer's Common Stock outstanding immediately after giving effect to such exercise. Each of Mr. Grossman and Mr. Urbach, as the members of CCM, may be deemed to beneficially own the shares underlying the Chardan Note held directly by CCM, representing approximately 5.5% of the Issuer's Common Stock outstanding immediately after giving effect to such conversion. In October 2024, Kerry Propper executed a letter agreement to which Mr. Propper agreed not to exercise any voting or investment discretion with respect to any publicly traded companies held by CCM. As a result, Mr. Propper shall cease to be a reporting person immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing statements with respect to their beneficial ownership of securities of the Issuer as a group to the extent required by applicable law.
Percent of class: See item 4(a) above.
Sole power to vote or to direct the vote:
1. Chardan Quantum: 20,510 shares of Common Stock;
2. CCM: 22,545 shares of Common Stock;
3. Mr. Grossman: 43,056 shares of Common Stock;
4. Mr. Urbach: 22,545 shares of Common Stock; and
5. Mr. Propper: 0 shares of Common Stock.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
1. Chardan Quantum: 20,510 shares of Common Stock;
2. CCM: 22,545 shares of Common Stock;
3. Mr. Grossman: 43,056 shares of Common Stock;
4. Mr. Urbach: 22,545 shares of Common Stock; and
5. Mr. Propper: 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chardan Quantum LLC: /s/ Jonas Grossman, Jonas Grossman, Managing Member (02/13/2025)
- Chardan Capital Markets LLC: /s/ Jonas Grossman, Jonas Grossman, Member (02/13/2025)
- Jonas Grossman: /s/ Jonas Grossman, Jonas Grossman (02/13/2025)
- Steven Urbach: /s/ Steven Urbach, Steven Urbach (02/13/2025)
- Kerry Propper: /s/ Kerry Propper, Kerry Propper (02/13/2025)